Exhibit 99.1

Hollard Group Risk Selects Sapiens

Hollard chooses Sapiens CoreSuite for Life & Pension to transform its business and improve flexibility, speed of process and the customer experience

Holon, Israel – November 14, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Hollard Group Risk, an independent specialist risk manager based in South Africa that is a division of Hollard Life Assurance Company Limited, has selected Sapiens CoreSuite for Life & Pension (formerly known as “Sapiens ALIS”) to transform its core business, group risk.

“During the selection process, our goal was to improve Hollard Group Risk’s position in the ultra-competitive South African market via a modern and flexible group risk solution that would enable us to provide an enhanced customer experience,” said Franco Patrizi, managing director, Hollard Group Risk. “Sapiens CoreSuite for Life & Pension is a business-focused solution that can handle our existing corporate and binder business volumes, with ample room to accommodate expected growth. Hollard Group Risk also expects CoreSuite’s efficient processing to drive down our operational costs via streamlined automation for customers, alliance partners and our personnel.”

Sapiens CoreSuite for Life & Pensions features enhanced group functionality that is designed to flexibly and speedily handle enrollment, changes in membership, reconciliation and claim processing through automation. CoreSuite enables digital integration to facilitate self-service by members, employers or third-party administrators. The CoreSuite advanced UX simplifies administration for users, providing intuitive dashboards and process management.

“This is an expansion of our strategic and long-term partnership with Hollard, who originally chose Sapiens back in 2014 for a reinsurance solution,” said Roni Al-Dor, Sapiens’ president and CEO. “Sapiens personnel have been working diligently to ensure that our group functionality is innovative and will support providers’ digital journeys. This selection is positive affirmation that we are fulfilling those goals.”

Sapiens CoreSuite for Life & Pension is a flagship solution designed to enable insurance providers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life & pension market. This insurance software uniquely combines functional maturity and robustness gained through decades of global success, with cutting-edge innovation and modern technology.

About Hollard Group Risk

Hollard Group Risk is an independent specialist risk manager that provides a comprehensive range of flexible risk benefit solutions to employer and affinity groups, both locally and internationally. For more information: www.hollard.co.za/partners/life-insurance-partners/hollard-group-risk.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com